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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____ )



                  Professional Transportation Group Ltd., Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   742963-10-1
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                                 (CUSIP NUMBER)

                                 W. Anthony Huff
                              Judson B. Wagenseller
                        10602 Timberwood Circle, Suite #9
                              Louisville, KY 40223
                                 (502) 339-4000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 6, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e)m 240,13d-1(f) or 240.13d-1(g), check the following box. __



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CUSIP NO. 742963-10-1
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification         Logistics Management, L.L.C.
     No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box             (a)  [x]
     If a member of a Group                (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
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4.  Source of Funds                        Other OO
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5.   Check if Disclosure of
     Legal Proceedings Is
     Required Pursuant to                  Not Applicable
     Items 2(d) or 2(e)
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6.   Citizenship or Place
     Of Organization                       Kentucky
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  Number of                          7. Sole Voting   2,500,000 shares of
Shares Beneficiary                      Power         Common Stock, no par value
Owned by Each                       --------------------------------------------
Reporting Person                     8. Shared Voting
                                        Power         -0-
                                    --------------------------------------------
                                     9. Sole
                                        Disposi-      2,500,000 shares of
                                        tive Power    Common Stock
                                    --------------------------------------------
                                    10. Shared Disposi-
                                        tive Power             -0-
                                    --------------------------------------------

11. Aggregate Amount Beneficially                 2,500,000 shares of Common
    Owned by Each Reporting Person                Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares                       ___
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13. Percent of Class Represented by               55.8%
    Amount in Row (11)
--------------------------------------------------------------------------------

14. Type of Reporting
    Person                                        PN
--------------------------------------------------------------------------------





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                                  Schedule 13D


Item 1.   Security and Issuer.

         This statement relates to the Common Stock, no par value (the "Common Stock"), of Professional Transportation Group Ltd., Inc., a Georgia corporation ("PTG" or the "Issuer"). The principal executive offices of the Issuer are located at 1950 Spectrum Circle, Suite B-100, Marietta, Georgia 30067.

Item 2.    Identity and Background.

(a) Pursuant to Rule 13d-1of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this statement on Schedule 13D on behalf of Logistics Management LLC (the "Reporting Person"). The Reporting Person is making this single filing, and disclosing persons as required by Item 2 of the General Instructions of Schedule 13D.

(b) Logistics Management L.L.C.

(c)The Reporting Person is a Kentucky limited liability company. The principal business is that of a private investment company. The managers of the Reporting Person are Anthony Huff and Dan Pixler. Mr. Huff and Mr. Pixler are U.S. citizens. The Reporting Person's principal business and principal office address is 10602 Timberwood Circle, Suite 9, Louisville, Kentucky 40223. The members of the Reporting Person are Association Services of Kentucky, Inc. ("ASK"), a Kentucky corporation, whose principal business and principal office address is the same as the Reporting Person, and Dan Pixler, whose principal business and principal office is 1004 Crooked Oak Road, Summerville, South Carolina 29485. The Huff Grandchildren's Trust ("Trust") is the owner of ASK and has the same principal business and principal office address as the Reporting Person. Mr. Huff and his spouse Sherry Huff are the trustees of the Trust. Mr. Huff is the CEO of ASK.

(d) Mr. Huff's principal occupation is as Chairman and Executive Vice President of U.S. Trucking, Inc.

Mr. Pixler's principal occupation is as President of U.S. Trucking, Inc.

None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and


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as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.   Source and Amount of Funds or Other Consideration.

On or about December 6, 1999 the Reporting Person acquired 2,500,000 shares of Common Stock of the Issuer (the "Shares") pursuant to a Securities Purchase Agreement dated December 3, 1999, (the "Purchase Agreement") among the Reporting Person, Dennis Bakal and PTG.

Pursuant to the Purchase Agreement, Mr. Bakal sold to the Reporting Person 2,500,000 shares of PTG common stock, at an aggregate purchase price of $3,000,000, together with other consideration. Also, pursuant to the Purchase Agreement the Reporting Person loaned Mr. Bakal $500,000. Mr. Bakal is obligated to make a $500,000 capital contribution to PTG. As collateral for repayment of the $500,000 Bakal pledged 1,230,769 shares of PTG's common stock to the Reporting Person.

Mr. Bakal accepted as payment for the shares sold to the Reporting Person a promissory note ("LM Note") in the amount of $3,000,000 due thirty one days from the date of the LM Note. At the date of maturity of the LM Note the Reporting Person may return 2,500,000 shares of PTG as payment in full of the LM Note. In the event that the Reporting Person elects to pay the LM Note, the source of funds for such payment will be the working capital, or other funds available for investment, of the Reporting Person.

The Reporting Person arranged for a loan in the amount of $571,126.00 from Zanett Lombardier Master Fund, L.P. (the "Zanett Loan"). $500,000 was used by the Reporting Person to make the loan to Mr. Bakal (see above). The general terms of the Zanett Loan requires repayment sixty days after the date of the Zanett Loan.

     Item 4.  Purpose of Transaction.

Following the consummation of the Purchase Agreement, the Reporting Person nominated 3 directors to the Issuer's Board of Directors. The 3 nominees were appointed to the board. As a result of such action the Reporting Person appointed a majority of the directors of the board. The directors appointed by the Reporting Person are Anthony Huff, Dan Pixler, and Jonathan Pollon, whose principal address is 241 Baywood Drive, Newport Beach, CA. The composition of the Board of Directors of the Company is subject to change from time to time.

Pursuant the Purchase Agreement, the Issuer agreed not take to any action to terminate its status as a company required to file reports under the Act or the rules and regulations which would permit such termination as long as the Reporting Person beneficially owns the shares acquired through the Purchase Agreement.

The Reporting Person intends to review on a continuing basis its investment in PTG, and the Reporting Person may decide to elect to return the Shares to Mr. Bakal pursuant to the Note


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depending on its review of the operations of PTG, business commitments between
PTG with third parties, market conditions, and other investment and business opportunities.

Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

         Item 5. Interest in Securities of the Issuer.

         (a) and (b) The Reporting Person owns 2,500,000 of Common Stock or approximately 56% of the Common Stock outstanding.

         (c) The Reporting Person does not have a beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

         (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Loan the Reporting Person may be obligated to repay the Loan from Zanett Lombardier Master Fund, L.P. in shares of PTG. The amount of shares will be provided by amendment to this filing.

         The Reporting Person may, in its sole discretion, return 2,500,000 shares of the Issuer to Mr. Bakal in full satisfaction of the Note within 31 days of the date of the Purchase Agreement.


         Item 7. Material to be Filed as Exhibits.

1.       Securities Purchase Agreement;
2.       $500,000 Promissory Note between Logistics Management LLC and Dennis
           Bakal;
3.       Pledge Agreement Between Dennis Bakal and Logistics Management LLC;
4.       $3,000,000 Promissory Note between Logistics Management LLC and Dennis
           Bakal;
5.       Promissory Note between Logistics Management LLC and Zanett Lombardier
           Master Fund LP

The foregoing exhibits will be filed by amendment.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Logistics Management L.L.C.


Date: January 11, 2000              By:  /s/ Anthony Huff
                                       --------------------------------
                                       Anthony Huff, Manager


































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